SIMCLAR, INC.
                              2230 West 77th Street
                             Hialeah, Florida 33016

                                 August 30, 2006

VIA EDGAR
---------

Mr. David Burton
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

            Re:   Simclar, Inc.
                  Item 4.02 Form 10-K
                  Filed August 24, 2006
                  File No. 1-13924
                  ---------------------

Dear Mr. Burton:

      Simclar, Inc. (the "Company") acknowledges receipt of your August 24, 2006 letter to Mr. Barry Pardon, President of the Company, regarding the Company's Form 8-K filed on August 24, 2006 (the "Form 8-K").

      The responses below correspond to the captions and numbers of the comments contained in your letter, which are reproduced below in italics.

Item 4-02(a). Non-Reliance on Previously Issued Financial Statements.

      1. We note that you intend to file restated financial statements. However, you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

            Response:

            The Company is still in the process of reviewing with its independent accountant the required adjustments to correct the errors in its financial statements for the year ending December 31, 2005. This review may also lead the Company to conclude that adjustments are necessary to correct errors in its financial statements for the quarter ended March 31, 2006. The Company currently expects to complete this review during the week of September 11, 2006, and to file an amended Form 8-K reporting the adjustments shortly thereafter. The Company currently expects that it will file, by September 25, 2006, an amended Form 10-K for the year ended December 31, 2005 (and, if necessary, an amended Form 10-Q for the quarter ended March 31, 2006), containing the restated financial statements. The Company expects that it will file its quarterly report on Form 10-Q for the quarter ended June 30, 2006 on or about the same date.

      2. Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-K for the year ended December 31, 2005 in light of the material errors you have disclosed. Additionally, tell us what effect the errors had on your current evaluation of disclosure controls and procedures as of your quarter ended June 30, 2006.

Mr. David Burton
United States Securities and Exchange Commission
August 30, 2006
Page 2

            Response

            Our certifying officers are reconsidering the effect on the adequacy of our disclosure controls and procedures as of the end of the period covered by our Form 10-K for the year ended December 31, 2005 and subsequent reporting periods in light of the material errors disclosed in the Form 8-K, and have not to date reached a conclusion that our overall disclosure controls and procedures were inadequate, although that evaluation process is continuing. However, our certifying officers have concluded that these material errors, when combined together, resulted from a material weakness in the Company's internal control over financial reporting because the quantitative effect of the errors resulting from these deficiencies, when taken together, resulted in a material misstatement of the Company's financial reports. Based on this evaluation, the certifying officers have concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2005. The Company will address these control deficiencies in its amended Form 10-K for the year ended December 31, 2005, in any amended Form 10-Q for the quarter ended March 31, 2006, and in its report on Form 10-Q for the quarter ended June 30, 2006.

      In connection with the foregoing responses, the Company acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K filing;

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions or require any additional information with respect to the matters discussed in this letter, please feel free to contact me at (937) 220-9777 ext. 147, or the Company's counsel, William J. Kelly, Jr., at
(614) 227-2136.

                                              Very truly yours,

                                              Simclar, Inc.


                                              By:  /s/ Marshall W. Griffin, Jr.
                                                 ------------------------------
                                                   Marshall W. Griffin, Jr.
                                                   Chief Financial Officer


cc:   Mr. Barry J. Pardon
      William J. Kelly, Jr., Esq. -- Porter, Wright, Morris & Arthur LLP